EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to November 1, 2021
_____________________________

October 1, 2021	Transaction in Own Shares
October 4, 2021	Transaction in Own Shares
October 5, 2021	Transaction in Own Shares
October 6, 2021	Transaction in Own Shares
October 7, 2021	Transaction in Own Shares
October 8, 2021	Transaction in Own Shares
October 11, 2021	Transaction in Own Shares
October 12, 2021	Transaction in Own Shares
October 13, 2021	Transaction in Own Shares
October 14, 2021	Transaction in Own Shares
October 15, 2021	Transaction in Own Shares
October 18, 2021	Transaction in Own Shares
October 19, 2021	Transaction in Own Shares
October 21, 2021	Transaction in Own Shares
October 22, 2021	Transaction in Own Shares
October 25, 2021	Transaction in Own Shares
October 26, 2021	Transaction in Own Shares
October 27, 2021	Transaction in Own Shares
October 28, 2021	Transaction in Own Shares
October 29, 2021	Transaction in Own Shares
November 1, 2021	Transaction in Own Shares